                                                                       2001/2002

                                                                  File No. 69-78
                                                                           -----

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                                   FORM U-3A-2

              STATEMENT BY HOLDING COMPANY CLAIMING EXEMPTION UNDER RULE U-3A-2 FROM THE PROVISIONS OF THE PUBLIC UTILITY
                           HOLDING COMPANY ACT OF 1935

                      TO BE FILED ANNUALLY PRIOR TO MARCH 1

                  ALLETE, INC. (FORMERLY MINNESOTA POWER, INC.)
                                (NAME OF COMPANY)

hereby files with the Securities and Exchange Commission pursuant to Rule 2, its statement claiming exemption as a holding company from the provisions of the Public Utility Holding Company Act of 1935, and submits the following information:

1. Name, State of organization, location and nature of business of claimant and every subsidiary thereof, other than any exempt wholesale generator
     (EWG) or foreign utility company in which claimant directly or indirectly holds an interest.


                                                    STATE / PROVINCE
NAME                                                OF ORGANIZATION      LOCATION              NATURE OF BUSINESS
--------------------------------------------------------------------------------------------------------------------------
ALLETE, Inc. <F1><F2>                               Minnesota            Duluth, MN            Energy and Automotive
                                                                                                 Services

Superior Water, Light and Power                     Wisconsin            Superior, WI          Electric, Gas and Water
  Company <F3>                                                                                   Utility

Energy Land, Incorporated <F3>                      Wisconsin            Duluth, MN            Inactive

MP Investments, Inc. <F3>                           Delaware             Duluth, MN            Investments

RendField Land Company, Inc. <F3>                   Minnesota            Duluth, MN            Land Holding

Lakeview Financial Corporation I <F3><F4>           Minnesota            Duluth, MN            Financial Services

Lakeview Financial Corporation II <F3>              Minnesota            Duluth, MN            Inactive

ALLETE Capital I <F3>                               Delaware             Duluth, MN            Trust

ALLETE Capital II <F3><F5>                          Delaware             Duluth, MN            Trust

ALLETE Capital III <F3><F5>                         Delaware             Duluth, MN            Trust

PCUC Acquisition Sub, Inc. <F3>                     Minnesota            Duluth, MN            Dissolved June 2001

Split Rock Energy LLC <F2>                          Minnesota            Elk River, MN         Power Marketing and
                                                                                                 Trading

Minnesota Power Enterprises, Inc. <F3>              Minnesota            Duluth, MN            Product and Marketing
                                                                                                 Coordination

BNI Coal, Ltd. <F6>                                 North Dakota         Bismarck, ND          Coal Mining

Itasca Railroad Company <F6><F7>                    Minnesota            Duluth, MN            Inactive

MP Affiliate Resources, Inc. <F6>                   Minnesota            Duluth, MN            Administrative Operations

                                      -1-


                                                    STATE / PROVINCE
NAME                                                OF ORGANIZATION      LOCATION              NATURE OF BUSINESS
--------------------------------------------------------------------------------------------------------------------------
Minnesota Power Telecom, Inc. <F6>                  Minnesota            Duluth, MN            Telecommunications

Enventis, Inc. <F8><F9>                             Minnesota            Duluth, MN            Telecommunications

Rainy River Energy Corporation <F6><F10>            Minnesota            Duluth, MN            Power Marketing

Rainy River Energy Corporation - Taconite Harbor    Minnesota            Duluth, MN            Generation/Power Marketing
   <F11><F12>

Rainy River Energy Corporation - Wisconsin
   <F11><F13>                                       Wisconsin            Superior, WI          Generation/Power Marketing

Rapids Power LLC <F10>                              Minnesota            Grand Rapids, MN      Co-Generation

Synertec, Incorporated <F6><F14>                    Minnesota            Duluth, MN            Contract Services

Upper Minnesota Properties, Inc. <F6>               Minnesota            Duluth, MN            Affordable Housing Projects
                                                                                                 and Economic Development

Upper Minnesota Properties-Meadowlands,             Minnesota            Duluth, MN            Affordable Housing Project
   Inc. <F15><F16>

Upper Minnesota Properties-Irving, Inc. <F15>       Minnesota            Duluth, MN            Affordable Housing Project

Upper Minnesota Properties-Development,             Minnesota            Duluth, MN            Economic Development
   Inc. <F15>

Minnesota Power Services Group, Inc. <F6>           Minnesota            Duluth, MN            Product Development

Electric Outlet, Inc. <F6>                          Minnesota            Duluth, MN            Retailer

ALLETE Water Services, Inc. <F3>                    Minnesota            Orlando, FL           Water and Wastewater

Heater Utilities, Inc. <F17><F18>                   South Carolina       Cary, NC              Water and Wastewater
                                                                                                 Treatment Utility

LaGrange Waterworks Corporation <F19>               North Carolina       Fayetteville, NC      Water Utility

Brookwood Water Corporation <F19>                   North Carolina       Fayetteville, NC      Water Utility

Florida Water Services Corporation <F17>            Florida              Orlando, FL           Water and Wastewater
                                                                                                 Treatment Utility

Florida Gas Services Corporation <F17>              Florida              Orlando, FL           Inactive

U.S. Maintenance and Management                     Florida              Orlando, FL           Inactive
   Services Corporation <F17>

Vibration Correction Services, Inc. <F17>           Minnesota            Duluth, MN            Inactive

Americas' Water Services Corporation <F17>          Florida              Chicago, IL           Contract Operations
                                                                                                 Services

Florida Water Consumer Products Corporation <F17>   Florida              Orlando, FL           Inactive

Instrumentation Services, Inc. <F17>                Florida              Orlando, FL           Predictive Maintenance
                                                                                                 Services

Georgia Water Services Corporation <F17>            Georgia              Atlanta, GA           Wastewater Treatment
                                                                                                 Utility
                                      -2-

                                                    STATE / PROVINCE
NAME                                                OF ORGANIZATION      LOCATION              NATURE OF BUSINESS
--------------------------------------------------------------------------------------------------------------------------
Tennessee Water Services, Inc. <F17>                Tennessee            Nashville, TN         Inactive

ALLETE Properties, Inc. <F3><F20>                   Minnesota            Lehigh Acres, FL      Real Estate

ADESA San Diego, LLC <F21><F22>                     California           Los Angeles, CA       Real Estate

Cape Coral Holdings, Inc. <F21>                     Florida              Cape Coral, FL        Subdivider, Developer

Cape Properties, Inc. <F21>                         Florida              Cape Coral, FL        Inactive

Marina Resources, Inc. <F21>                        Florida              Cape Coral, FL        Sold June 2001

Palm Coast Forest, LLC <F21><F23>                   Florida              Palm Coast, FL        Real Estate

Palm Coast Land, LLC <F21><F23>                     Florida              Palm Coast, FL        Real Estate

Winter Haven Citi Centre, LLC <F21><F24>            Florida              Lehigh Acres, FL      Real Estate

Lehigh Acquisition Corporation <F20><F21>           Delaware             Lehigh Acres, FL      Real Estate

Interlachen Lakes Estates, Inc. <F25>               Florida              Interlachen, FL       Real Estate

Sundowner Properties, Inc. <F25>                    Pennsylvania         Williston, FL         Real Estate

SRC of Florida, Inc. <F25>                          Florida              Lehigh Acres, FL      Real Estate

Florida Landmark Communities, Inc. <F25>            Florida              Lehigh Acres, FL      Subdivider, Developer

Lehigh Corporation <F26>                            Florida              Lehigh Acres, FL      Inactive

Lehigh Land & Investment, Inc. <F26>                Florida              Lehigh Acres, FL      Inactive

Cliffside Properties, Inc. <F26>                    California           Lehigh Acres, FL      Inactive

Palm Coast Holdings, Inc. <F26>                     Florida              Palm Coast, FL        Inactive

Sugarmill Woods Communities, Inc. <F26>             Florida              Homosassa, FL         Inactive

Enterprise Lehigh, Inc. <F26>                       Florida              Lehigh Acres, FL      Real Estate

ALLETE Automotive Services, Inc. <F3>               Minnesota            Duluth, MN            Automotive Services

AutoVIN, Inc. <F27>                                 Indiana              Roswell, GA           Field Information Services

ADESA Corporation <F27><F28>                        Indiana              Indianapolis, IN      Vehicle Redistribution -
                                                                                                 Corporate Operation

ADESA Arkansas, Inc. <F29>                          Arkansas             N. Little Rock, AR    Vehicle Auction

ADESA Ark-La-Tex, Inc. <F29><F30>                   Louisiana            Shreveport, LA        Vehicle Auction

ADESA Ark-La-Tex, LLC <F30>                         Louisiana            Shreveport, LA        Vehicle Auction

ADESA Birmingham, Inc. <F29>                        Alabama              Moody, AL             Vehicle Auction

ADESA California, Inc. <F29>                        California           Sacramento, CA        Vehicle Auction

ADESA Charlotte, Inc. <F29>                         North Carolina       Charlotte, NC         Vehicle Auction

ADESA Colorado, Inc. <F29>                          Colorado             Fountain, CO          Vehicle Auction

ADESA Des Moines, Inc. <F29>                        Iowa                 Des Moines, IA        Vehicle Auction

ADESA Houston, Inc. <F29>                           Texas                Houston, TX           Vehicle Auction

                                      -3-


                                                    STATE / PROVINCE
NAME                                                OF ORGANIZATION      LOCATION              NATURE OF BUSINESS
--------------------------------------------------------------------------------------------------------------------------
ADESA Illinois, Inc. <F29>                          Illinois             Indianapolis, IN      Dissolved February 2001

ADESA Importation Services, Inc. <F29>              Michigan             Flint, MI             Registered Importer

ADESA Lansing, Inc. <F29>                           Michigan             Dimondale, MI         Vehicle Auction

ADESA Lexington, Inc. <F29>                         Kentucky             Lexington, KY         Vehicle Auction

ADESA Missouri, Inc. <F29>                          Missouri             Barnhart, MO          Vehicle Auction

ADESA New York, Inc. <F29>                          New York             Akron, NY             Vehicle Auction

ADESA Ohio, Inc. <F29>                              Ohio                 Franklin, OH          Vehicle Auction

ADESA Oklahoma, Inc. <F29><F31>                     Oklahoma             Tulsa, OK             Vehicle Auction

ADESA Pennsylvania, Inc. <F29>                      Pennsylvania         Mercer, PA            Vehicle Auction

ADESA San Antonio, Inc. <F29>                       Texas                San Antonio, TX       Vehicle Auction

ADESA Southern Indiana, Inc. <F28><F29>             Indiana              Columbus, IN          Vehicle Auction

ADESA Texas, Inc. <F29>                             Texas                Austin, TX            Vehicle Auction

ADESA Washington, Inc. <F29>                        Washington           Auburn, WA            Vehicle Auction

ADESA Wisconsin, Inc. <F29>                         Wisconsin            Portage, WI           Vehicle Auction

Auto Dealers Exchange of Concord, Inc. <F29>        Massachusetts        Framingham, MA        Vehicle Auction

Auto Dealers Exchange of Memphis, Inc. <F29>        Tennessee            Memphis, TN           Vehicle Auction

A.D.E. of Knoxville, Inc. <F29>                     Tennessee            Lenoir City, TN       Vehicle Auction

A & H, LLC <F28><F29>                               Delaware             Ocala, FL             Vehicle Auction

Auto Banc Corporation <F29>                         New Jersey           Manville, NJ          Wholesale Vehicle
                                                                                                 Redistributor

ADESA New Jersey, Inc. <F29>                        New Jersey           Manville, NJ          Vehicle Auction

ADESA Atlanta, LLC <F32>                            New Jersey           Newnan, GA            Vehicle Auction

ADESA Phoenix, LLC <F32>                            New Jersey           Chandler, AZ          Vehicle Auction

ADESA Florida, Inc. <F29>                           Florida              Jacksonville, FL      Vehicle Auction

ADESA South Florida, LLC <F33>                      Indiana              Opa-Locka, FL         Vehicle Recovery Services
                                                                                                 Auctions

ADESA Indianapolis, Inc. <F29><F34>                 Indiana              Plainfield, IN        Vehicle Auction

Great Rigs Incorporated <F28><F29><F34>             Indiana              Moody, AL             Vehicle Transport

Automotive Finance Corporation <F29>                Indiana              Indianapolis, IN      Financial Services

AFC AIM Corporation <F35>                           Indiana              Indianapolis, IN      Financial Services

AFC Funding Corporation <F35>                       Indiana              Indianapolis, IN      Financial Services

Automotive Floorplan Corporation <F35>              Indiana              Indianapolis, IN      Financial Services

IRT Receivables Corp. <F35><F36>                    Indiana              Indianapolis, IN      Financial Services

RAP Co., Inc. <F35>                                 Indiana              Indianapolis, IN      Financial Services

                                      -4-



                                                    STATE / PROVINCE
NAME                                                OF ORGANIZATION      LOCATION              NATURE OF BUSINESS
--------------------------------------------------------------------------------------------------------------------------
Automotive Finance Canada Inc. <F35>                Ontario              Ottawa, ON            Financial Services

ComSearch, Inc. <F29>                               Rhode Island         E. Providence, RI     Vehicle Recovery Services
                                                                                                 Auctions

Automotive Recovery Services, Inc. <F29>            Indiana              E. Providence, RI     Vehicle Recovery Services
                                                                                                 Auctions

ADESA Properties, Inc. <F29>                        Delaware             Wilmington, DE        Financial Services

ADESA Properties Canada Inc. <F37><F38>             Delaware             Wilmington, DE        Financial Services

ADESA Automotive Services Corporation <F37>         Nova Scotia          Toronto, ON           Dissolved August 2001

PAR, Inc. <F29><F39>                                Indiana              Indianapolis, IN      Vehicle Remarketing

EndTrust Lease End Services, LLC <F39><F40>         Texas                Hurst, TX             Vehicle Remarketing

ADESA Finance Canada Inc. <F29><F41>                Nova Scotia          Halifax, NS           Financial Services

ADESA Canada Inc. <F41><F42>                        Quebec               Montreal, QC          Holding Company

Bytown Car Carriers Inc. <F43><F44>                 Ontario              Ottawa, ON            Inactive

Intercity Express Automobile Carriers Inc. <F44>    Ontario              Ottawa, ON            Vehicle Transportation

Suburban Auto Parts Inc. <F45>                      Ontario              Stouffville, ON       Vehicle Recovery Services
                                                                                                 Auctions

ADESA Auctions Canada Corporation <F43>             Nova Scotia          Halifax, NS           Vehicle Auctions

ADESA Remarketing Services Inc. <F46>               Ontario              Mississauga, ON       Vehicle Remarketing

ADESA Montreal Inc. <F46>                           Quebec               St. Eustache, QC      Dissolved August 2001

Impact Auto Auctions Ltd. <F43><F47>                Ontario              St. Eustache, QC      Vehicle Recovery Services
                                                                                                 Auctions

Sudbury Auto Auction Ltd. <F47>                     Ontario              Sudbury, ON           Vehicle Recovery Services
                                                                                                 Auctions

ADESA Auctions Montreal Corporation <F46><F48>      Nova Scotia          Halifax, NS           Inactive

CAAG Transport Ltd. <F46>                           British Columbia     Vancouver, BC         Vehicle Transport

504811 NB Ltd. <F46>                                New Brunswick        St. John's, NF        Holds Auto Dealer License

79378 Manitoba Inc. <F46>                           Manitoba             Winnipeg, MB          Holds Auto Dealer License

ADESA Automotive Services LP <F42><F49>             Ontario              Mississauga, ON       Management Company

3048540 Nova Scotia Company <F29><F49>              Nova Scotia          Halifax, NS           General Partner

3048538 Nova Scotia Company <F49><F50>              Nova Scotia          Halifax, NS           General Partner

                                      -5-


FOOTNOTES
-----------------------------------
<F1>    Effective May 8, 2001 Minnesota Power, Inc. was renamed ALLETE, Inc.

<F2>    ALLETE, Inc. has a 50 percent equity ownership in Split Rock Energy LLC.

<F3>    Subsidiary of ALLETE, Inc.

<F4>    Owns 100 percent of Lakeview Financial Partners LP.

<F5>    Formed effective March 13, 2001.

<F6>    Subsidiary of Minnesota Power Enterprises, Inc.

<F7>    Formed effective February 6, 2001.

<F8>    Subsidiary of Minnesota Power Telecom, Inc.

<F9>    Incorporated effective February 19, 1999, E Acquisition Company.
        Effective July 31, 2001, Enventis, Inc. was merged with E Acquisition Company, and Enventis, Inc. survived.

<F10>   Effective June 21, 2001 Rainy River Energy Corporation is a 71.5 percent partner in Rapids Power LLC.

<F11>   Subsidiary of Rainy River Energy Corporation.

<F12>   Incorporated effective September 27, 2001.

<F13>   Incorporated effective May 15, 2001.

<F14>   Synertec, Incorporated has a 33.33 percent equity ownership in NaturTek
        LLC.

<F15>   Subsidiary of Upper Minnesota Properties, Inc.

<F16>   Upper Minnesota Properties-Meadowlands, Inc. is a 99.5 percent partner in Meadowlands Affordable Housing Limited Partnership.

<F17>   Subsidiary of ALLETE Water Services, Inc.

<F18>   Heater Utilities, Inc. is, at the request of the North Carolina
        Utilities Commission, the emergency operator of Mobile Hills Estates and Pine Country Estates. Both are small water utilities in North Carolina.

<F19>   Subsidiary of Heater Utilities, Inc.

<F20>   ALLETE Properties, Inc. owns 80 percent of Lehigh Acquisition
        Corporation.

<F21>   Subsidiary of ALLETE Properties, Inc.

<F22>   Incorporated effective October 3, 2001.

<F23>   Incorporated effective October 15, 2001.

<F24>   Incorporated effective August 27, 2001.

<F25>   Subsidiary of Lehigh Acquisition Corporation.

<F26>   Subsidiary of Florida Landmark Communities, Inc.

<F27>   Subsidiary of ALLETE Automotive Services, Inc.

<F28>   ADESA Corporation owns 95 percent of Great Rigs Incorporated, 80 percent of ADESA Southern Indiana, Inc. and 51 percent of A&H, LLC.

<F29>   Subsidiary of ADESA Corporation.

<F30>   ADESA Ark-La-Tex, Inc. owns 100 percent of ADESA Ark-La-Tex, LLC which is the auction business in Shreveport, LA.

<F31>   Incorporated effective March 9, 2001.

<F32>   Subsidiary of ADESA New Jersey, Inc.

<F33>   Subsidiary of ADESA Florida, Inc.

<F34>   ADESA Indianapolis, Inc. owns 5 percent of Great Rigs Incorporated.

<F35>   Subsidiary of Automotive Finance Corporation.

<F36>   Incorporated effective November 14, 2001.

<F37>   Subsidiary of ADESA Properties, Inc.

<F38>   Incorporated effective April 21, 2001.

<F39>   PAR, Inc. owns 40 percent of EndTrust Lease End Services, LLC.

<F40>   Subsidiary of PAR, Inc.

<F41>   ADESA Finance Canada Inc. owns 33 percent of ADESA Canada Inc.

<F42>   ADESA Automotive Services LP owns 67 percent of ADESA Canada Inc.

<F43>   Subsidiary of ADESA Canada Inc.

<F44>   Effective June 1, 2001 Bytown Car Carriers Inc. purchased 44 percent of
        Intercity Express Automobile Carriers Inc.
<F45>   Subsidiary of Impact Auto Auctions Ltd.

<F46>   Subsidiary of ADESA Auctions Canada Corporation.

<F47>   Impact Auto Auctions Ltd. owns 50 percent of Sudbury Auto Auction Ltd.

<F48>   Incorporated effective December 10, 2001.

<F49>   3048540 Nova Scotia Company and 3048538 Nova Scotia Company own 99
        percent and 1 percent, respectively, of ADESA Automotive Services LP.

<F50>   Effective July 23, 2001, 3048538 Nova Scotia Company was transferred from ADESA Corporation to ADESA Properties Canada Inc.


2. A brief description of the properties of claimant and each of its subsidiary public utility companies used for the generation, transmission, and distribution of electric energy for sale, or for the production, transmission, and distribution of natural or manufactured gas, indicating the location of principal generating plants, transmission lines, producing fields, gas manufacturing plants, and electric and gas distribution facilities, including all such properties which are outside the State in which claimant and its subsidiaries are organized and all transmission or pipelines which deliver or receive electric energy or gas at the borders of such State.

     CLAIMANT - ALLETE, Inc.
         Reference is made to Annual Report Form 10-K (File No. 1-3548), filed by the claimant with the Commission on or about February 8, 2002, for the fiscal year ended December 31, 2001, particularly pages 12 through 13, which is hereby incorporated by reference in this statement.

     SUBSIDIARY - Superior Water, Light and Power Company
         Same reference as under claimant.


3. The following information for the last calendar year with respect to claimant and each of its subsidiary public utility companies:

     (a) Number of kWh of electric energy sold (at retail or wholesale), and Mcf. of natural or manufactured gas distributed at retail.

                                                  ELECTRICITY           GAS
              ALLETE, Inc.                      10,957,288,960          None
              Superior Water, Light and
                 Power Company                    546,461,015        2,049,748

     (b) Number of kWh of electric energy and Mcf. of natural or manufactured gas distributed at retail outside the State in which each such company is organized.

              None

     (c) Number of kWh of electric energy and Mcf. of natural or manufactured gas sold at wholesale outside the State in which each such company is organized, or at the State line.

                                                  ELECTRICITY           GAS
              ALLETE, Inc.                          667,563             None
              Superior Water, Light and
                 Power Company                       None               None

     (d) Number of kWh of electric energy and Mcf. of natural or manufactured gas purchased outside the State in which each company is organized or at the State line.

                                                  ELECTRICITY           GAS
              ALLETE, Inc.                          401,240             None
              Superior Water, Light and
                 Power Company                    560,122,727        2,123,700

4. The following information for the reporting period with respect to claimant and each interest it holds directly or indirectly in an EWG or a foreign utility company, stating monetary amounts in United States dollars:

     Not applicable to ALLETE, Inc.

--------------------------------------------------------------------------------

EXHIBITS

[This EXHIBIT A contains confidential information which has been omitted, but filed separately with the Securities and Exchange Commission.]

         The above-named claimant has caused this statement to be duly executed on its behalf by its authorized officer on this 8th day of February 2002.




                                                    ALLETE, Inc.
                                   ---------------------------------------------
CORPORATE SEAL                                  (Name of Claimant)



                                By               James K. Vizanko
                                   ---------------------------------------------
                                                  Vice President,
                                       Chief Financial Officer and Treasurer


Attest:


          Mark A. Schober
-----------------------------------
   Vice President and Controller


Name, title and address of officer to whom notices and correspondence concerning this statement should be addressed:

        James K. Vizanko   Vice President, Chief Financial Officer and Treasurer
        ----------------   -----------------------------------------------------
             (Name)                               (Title)



                                  ALLETE, Inc.
                             30 West Superior Street
                          Duluth, Minnesota 55802-2093
                          ----------------------------
                                    (Address)